Exhibit 99.1

Nano Labs Appoints Ms. Can Yang as Senior Vice President of Subsidiary Nano bit to Oversee Execution of Digital Currency Strategic Reserves and Strengthen BNB Reserve Capabilities

HONG KONG, July 24, 2025 (GLOBE NEWSWIRE) -- Nano Labs Ltd (Nasdaq: NA) (“we,” the “Company” or “Nano Labs”), a leading Web 3.0 infrastructure and product solution provider in China, today announced the appointment of Ms. Can Yang as senior vice president of its wholly-owned subsidiary, Nano bit HK Limited (“Nano bit”). Ms. Yang will be responsible for leading the execution of Nano bit’s digital currency strategic reserves initiatives and supporting its steady and sustainable growth within the global crypto financial ecosystem.

Ms. Yang brings more than 15 years of experience in finance and investment, spanning both fields of Web2 industries and crypto assets sector. Since 2018, she has been a founding partner at Aquarius Capital, overseeing a $600M+ Bitcoin liquidity fund. In this role, she led direct investments and liquidity provisioning for projects across Layer 1 ecosystems—including but not limited to Sui, Sei, Base, and Babylon.

Prior to entering the crypto industry, Ms. Yang held several senior roles in the traditional financial sector. From 2016 to 2018, she served as investment director at Hanfor Capital Management Ltd., where she participated in the B round of financing of NIO Inc. and successfully exited upon its IPO. From 2012 to 2016, she served as a senior investment manager at a leading aerospace investment firm, where she participated in billion-dollar fundraising initiatives and managed billion-RMB funds. Earlier in her career, from 2008 to 2010, she worked at Deloitte, contributing to high-profile projects for clients including top-tier companies in the infrastructure, conglomerate, and aviation sectors, and participated in annual and internal control audits for several publicly listed companies.

Dr. Jianping Kong, Chairman and CEO of Nano Labs, commented on the appointment, “We believe Ms. Yang will bring significant expertise to enhance the professionalism and foresight of the Company’s financial management, international compliance, and asset allocation strategies. Her leadership will be instrumental in optimizing our asset-liability structure, improving capital efficiency and strengthening our BNB reserve capabilities. Furthermore, she will help deepen our participation in the global crypto financial market to achieve long-term, stable value creation.”

Ms. Yang stated: “It is a great honor to join Nano Labs, a company with a strong vision and outstanding execution. I look forward to contributing to our capital operations and advancing our crypto asset strategies.”

As of now, the Company has accumulated approximately 120,000 BNB.

About Nano Labs Ltd

Nano Labs Ltd is a leading Web 3.0 infrastructure and product solution provider in China. Nano Labs is committed to the development of high throughput computing (“HTC”) chips and high performance computing (“HPC”) chips. Nano Labs has built a comprehensive flow processing unit (“FPU”) architecture which offers solution that integrates the features of both HTC and HPC. In addition, Nano Labs has actively positioned itself in the digital assets space, adopting BNB as its primary reserve asset. It has reserved in mainstream digital currencies including BNB and BTC, and established an integrated platform covering multiple business verticals, including HTC solutions and HPC solutions*. For more information, please visit the Company’s website at: ir.nano.cn.

*	According to an industry report prepared by Frost & Sullivan.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements include, without limitation, the Company’s plan to appeal the Staff’s determination, which can be identified by terminology such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. Such statements are based upon management’s current expectations and current market and operating conditions, and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond the Company’s control, which may cause the Company’s actual results, performance or achievements to differ materially from those in the forward-looking statements. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the Securities and Exchange Commission. The Company does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under law.

For investor inquiries, please contact:

Nano Labs Ltd

ir@nano.cn

Ascent Investor Relations LLC

Tina Xiao

Phone: +1-646-932-7242

Email: investors@ascent-ir.com